[Greenberg Traurig Letterhead]

August 5, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-6010
Attn:       Ms. Erin E. Martin, Esq., Attorney-Advisor

Re:          Hines Global REIT, Inc.
Pre-Effective No. 1 to Post-Effective Amendment No. 6
to Form S-11 (“Amendment No. 6”)
Filed July 29, 2011
File Number: 333-156742

Dear Ms. Martin:

We are writing on behalf of our client, Hines Global REIT, Inc. (the “Company”), in response to the comment you provided during our telephone conversation concerning Amendment No. 6.  For the convenience of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), we have transcribed the comment being addressed and the Company’s response to the comment below.

Comment:

1.
Please provide disclosure in a prospectus supplement concerning redemptions through the quarter ended March 31, 2011, including the number of shares redeemed, the average price at which shares were redeemed, the source of funds used to redeem the shares, and, to the extent there were any eligible redemption requests made and the shares were not redeemed, indicate the number of shares that were not redeemed.

Company’s Response:

In response to the Staff’s comment, the Company will include the following disclosure in a supplement to its prospectus following effectiveness of Amendment No. 6:

“As of March 31, 2011, all eligible requests for redemptions received by the Company were redeemed using the proceeds from the Company’s distribution reinvestment plan. As of March 31, 2011, the Company has redeemed 191,976 shares under its share redemption plan at an average price of $9.84 per share.”

In addition, in each prospectus supplement contained in a post-effective amendment to its registration statement, the Company will update this disclosure through the most recently completed period for which a quarterly report on Form 10-Q or an annual report on Form 10-K has been filed with the Commission.

In addition to providing the above response, the Company hereby acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (703) 749-1396.

Best Regards,

/s/ Alice L. Connaughton
Alice L. Connaughton, Esq.
Greenberg Traurig, LLP

cc:  Ryan T. Sims, Chief Accounting Officer, Hines Global REIT, Inc.